Act: 1934
Section:
Rule: 12H-3
Public Availability: 11-29-2012

[redacted]

12028256

Received SEC

NOV 2 9 2012

Washington, DC 20549

DC

November 29, 2012

No Act
PE 11/20/12

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Alarion Financial Services, Inc.
Incoming letter dated November 20, 2012

Based on the facts presented, the Division will not object if Alarion stops filing periodic and current reports under the Exchange Act after: (1) Alarion has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act. In reaching this position, we note that Alarion has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and that post-effective amendment is effective. We assume that, consistent with the representations made in your letter, the Form 15 will indicate that Alarion is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

November 29, 2012

Mail Stop 4561

Richard L. Pearlman
Adams and Reese LLP
2457 Care Drive
Tallahassee, Florida 32308

Re: Alarion Financial Services, Inc.

Dear Mr. Pearlman:

In regard to your letter of November 20, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

ADAMS AND REESE LLP ®

Attorneys at Law
Alabama
Florida
Louisiana
Mississippi
Tennessee
Texas
Washington, DC

Richard L. Pearlman
Direct 850.702.5782
E-Fax: 850.702.5807
richard.pearlman@arlaw.com

November 20, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Securities Exchange Act of 1934
Rule 12h-3

RE: Alarion Financial Services, Inc. (SEC File No. 000-51843)
Suspension of Periodic Reporting under
<u>Section 15(d) of the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

On behalf of Alarion Financial Services, Inc. (the "Company") we are writing to request that a no-action letter be issued advising us that the staff (the "Staff") of the Securities and Exchange Commission's (the "Commission") Division of Corporation Finance concurs with the Company's view that:

1. due to the amendments to the Securities Exchange Act of 1934 (the "Exchange Act") contained in the Jumpstart Our Business Startups Act (the "JOBS Act"), the fact that the shares of Company common stock are held of record by more than 300 persons would not preclude the Company from relying on Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission the reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder; and

2. the update of the Company's registration statement on Form S-8, in connection with the incorporation by reference therein of the Company's Form 10-K for the fiscal year ended December 31, 2011, as filed with the Commission on March 30, 2012, would not preclude the Company from relying on Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission the reports required by

Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

We also ask that the Staff confirm that it will not recommend an enforcement action by the Commission if the Company files a Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) of the Exchange Act prior to the filing deadline for its Form 10-K for the annual period ended December 31, 2012, with the result that the Company would not file an annual report on Form 10-K for the year ending December 31, 2012 (and the Company's quarterly report on Form 10-Q for the quarterly period ending September 30, 2012 and any required, interceding reports on Form 8-K, would be the Company's last reports filed pursuant to Section 13(a) of the Exchange Act). This Form 15 would be filed following termination of the registration of the Company's common stock under Section 12(g) of the Exchange Act, which will occur on November 27, 2012 (90 days after the Company filed a Form 15 on August 29, 2012, to deregister its common stock under Section 12(g) of the Exchange Act). The Form 15 will indicate that the Company is suspending its Section 15(d) reporting obligations pursuant to Exchange Act Rule 12h-3(b)(1)(i)[1].

The information set forth in this letter regarding the Company is as provided to us by the Company. The Company has authorized us to make the statement set forth in this letter on its behalf.

Background

The Company is a registered bank holding company under the Bank Holding Company Act of 1956. At January 1, 2012, the first day of the Company's current fiscal year, the Company had approximately 640 record holders of its common stock. At September 30, 2012, the Company also had approximately 640 shareholders of record. The Company's common stock is registered under Section 12(g) of the Exchange Act. The common stock and outstanding options under the Company's 2005 Stock Plan (the "Plan"), as well as 6,514 shares of Series A Preferred Stock and 326 shares of Series B Preferred Stock (the "Preferred Stock") issued to, and owned by, the United States Department of the Treasury (the "Treasury"), in the Capital Purchase Program of the Troubled Assets Relief Program, are the only classes of securities (equity or debt) outstanding. The Preferred Stock was sold to the Treasury in reliance on a private placement exemption from registration requirements of the Securities Act of 1933 (the "Securities Act"). Neither class of Preferred Stock is registered under the Exchange Act.

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[1] As discussed further below, Form 15 has not yet been updated to reflect the changes to Section 12(g)(4) of the Exchange Act, as amended by the JOBS Act, and the Company acknowledges that, absent relief, the Company is ineligible to rely on Rule 12h-3 at this time. Accordingly, the Company's Form 15 will include an explanatory note indicating that the Company is relying on Staff guidance to deregister pursuant to Section 12(g)(4) (as amended by the JOBS Act), and will also contain an explanatory note indicating that the Company is relying on a no-action letter (if received) issued by the Staff addressing the Company's ability to rely on Rule 12h-3 to suspend its reporting obligations under Section 15(d) of the Exchange Act.

The terms and conditions of the Treasury's purchase of the Preferred Stock are set forth in a Letter Agreement, which includes a Securities Purchase Agreement. Copies of the Letter Agreement and the Securities Purchase Agreement were included as Exhibits 10.1 and 10.4, respectively, to the Company's current report on Form 8-K, filed with the Commission on January 27, 2009. Section 4.5 of the Securities Purchase Agreement required the Company to file a shelf registration statement with the Commission on an appropriate form under Rule 415 under the Securities Act. This shelf registration statement was to cover the Preferred Stock and was to be filed no later than thirty days after the closing date of the Treasury's investment in the Company. Notwithstanding such requirements, the Securities Purchase Agreement provides that if the Company was not eligible to file a registration statement on Form S-3, it is not obligated to file a shelf registration statement unless requested to do so in writing by the Treasury. Since the Company was not eligible to file a registration statement on Form S-3 following the closing of the Treasury's investment, it has not filed a shelf registration statement for the Preferred Stock and is not obligated to do so unless and until requested to do so in writing by the Treasury. As of the date of this letter, the Treasury has made no such request of the Company.

In July 2012, the Company received correspondence from the Treasury informing the Company that the Treasury is considering including the Company's Preferred Stock as part of a series of pooled auctions of the Treasury's investments in various financial institutions. The Company may opt out of the pooled auction by designating an outside investor or group of investors to make a bid to purchase the Preferred Stock owned by the Treasury. Any such bids were to be submitted to the Treasury by August 6, 2012, and must meet a minimum price level set by the Treasury. However, the Company may also request an extension of the date when bid letters are due to October 9, 2012. The Company has made such a request, which was accepted by the Treasury. However, the Company has received no further communication from the Treasury and the Company submitted no bid to the Treasury on or prior to October 9, 2012.

Under Section 4.5(i) of the Securities Purchase Agreement, the Treasury may assign its right to require the Company to file a shelf registration statement. The registration rights of the Treasury may be assigned by the Treasury to a transferee or assignee of a class of Preferred Stock with a liquidation preference no less than an amount equal to 2% of the initial aggregate liquidation preference of such class, provided, however, the Treasury shall, within ten days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the number and type of registration rights and Preferred Shares that are being assigned. At this time, it is unknown whether the Treasury would assign its registration rights as part of a pooled auction or bid by an outside investor or group of investors.

In addition, on February 28, 2005, the Company sold and issued 1,500,000 warrants to purchase shares of common stock in an offering which was exempt from the registration requirements of the Securities Act. All of the Company's unexercised warrants expired on February 27, 2008. Therefore, since February 27, 2008, the Company had no warrants outstanding. The warrants were registered pursuant to Section 12(g) of the Exchange Act until October 5, 2012, on which date the Company filed a Form 15 terminating the registration of the warrants.

The Company's common stock is the only class of securities that is registered or is required to be registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d) of the Exchange Act. The Company has never conducted a public offering under the Securities Act and became subject to registration under Section 12(g) of the Exchange Act by virtue of the number of record holders of its common stock and warrants. The Company's registration statement on Form S-8 (File No. 333-140079, effective January 19, 2007) covers shares to be issued pursuant to the Plan, and such Form S-8 has been updated in subsequent fiscal years pursuant to Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act") in connection with the filing of the Company's Forms 10-K, including the Form 10-K for the fiscal year ended December 31, 2011.

The Company is current in all of its periodic and current reports through the date of this letter. The Company will continue to timely file with the Commission all required periodic and current reports until the later of the date of termination of the registration of the Company's common stock under Section 12(g) of the Exchange Act or the filing of a Form 15 certification suspending the Company's reporting obligations under Section 15(d) of the Exchange Act. The Company will not voluntarily file any periodic or current report with the Commission after the later of the date of termination of the registration of the Company's common stock under Section 12(g) of the Exchange Act or the filing of a Form 15 certification suspending the Company's reporting obligations under Section 15(d) of the Exchange Act. The Company is not otherwise contractually obligated to file reports with the Commission.

The Company has not issued any securities under the Plan in 2012, nor has it sold any securities in 2012. In fact, the Company did not issue any common stock pursuant to the Plan or otherwise in 2011 or 2010. There is very little trading activity in the Company's common stock and it is not quoted on any market or listed on any exchange.

The JOBS Act

The holders of record thresholds applicable to bank holding companies for both deregistration under Section 12(g) of the Exchange Act and for suspension of reporting under Section 15(d) of the Exchange Act were increased from 300 to 1,200 persons by the Jumpstart Our Business Startups Act (the "JOBS Act"), enacted on April 5, 2012. On April 11, 2012, the Staff issued "Changes to the Requirements for Exchange Act Registration and Deregistration" (the "FAQ") relating to bank holding companies. The FAQ noted that for the current fiscal year, a bank holding company can suspend its Section 15(d) reporting obligations, which suspension would be deemed to have occurred as of the beginning of the year in accordance with Section 15(d) as amended by the JOBS Act. However, if a bank holding company has a registration statement that becomes effective or is updated pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year, the Section 15(d) reporting obligation continues through that fiscal year.

The FAQ also states that a bank holding company that meets specified criteria may be eligible to seek no-action relief to suspend its Section 15(d) reporting obligation. The Company meets all of such criteria in that:

- It is a bank holding company with a class of securities held by less than 1,200 persons;
- It has a registration statement (on Form S-8) that was updated during the current fiscal year pursuant to Section 10(a)(3) of the Securities Act; and
- No sales have been made under the registration statement on Form S-8 during the current fiscal year.

Discussion

The Company filed a Form 15 to terminate registration of its common stock pursuant to Section 12(g)(4) of the Exchange Act, consistent with the Staff's guidance on the requirements of Title 6 of the JOBS Act on August 29, 2012[2]. Section 12(g)(4) requires the Company to file all reports, including reports required by Section 13(a) of the Exchange Act, for 90 days from the date of the filing of the Form 15 (to November 27, 2012) and Rule 12g-4, which permits termination of periodic filing requirements upon the filing of a Form 15, is not available.

On August 29, 2012, the Company also filed a post-effective amendment to its Form S-8 registration statement, deregistering all unsold securities issuable pursuant to the Plan. The post-effective amendment was effective immediately upon filing.

The termination of the Company's registration under Section 12(g) of the Exchange Act will automatically revive the Company's reporting obligations under Section 15(d) of the Exchange Act. Suspension of the duty to file reports under Section 15(d) is governed by Rule 12h-3, which permits mid-year suspensions. In accordance with Rule 12h-3(a), the Company has filed all current and periodic reports required by Section 13(a) of the Exchange Act for its three most recent fiscal years and for the interim period relating to its current fiscal year.

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[2] Form 15 has not yet been updated to reflect the changes to Section 12(g)(4) of the Exchange Act, as amended by the JOBS Act, and the Company acknowledges that, absent relief, the Company is ineligible to rely on Rule 12g-4 at this time. Accordingly, the Company's Form 15 included an explanatory note indicating that the Company is relying on Section 12(g)(4) of the Exchange Act, as amended, by the JOBS Act, to terminate the registration of its common and its duty to file reports with respect to the common stock.

The Company does not comply with the requirements of Rule 12h-3(b), as the shareholder threshold set forth in Rule 12h-3(b)(1)(i) has not yet been revised to reflect the 1,200 shareholders of record threshold established by the JOBS Act and set forth in Section 15(d)(l) of the Exchange Act. Historically the shareholder thresholds set forth in Section 15(d)(1) of the Exchange Act and in Rule 12h-3(b)(1)(i) have been identical, and we believe that the amendment of Section 15(d)(l) of the Exchange Act reflects the clear intention of Congress to suspend the Section 15(d) reporting obligations of an issuer as to any fiscal year in which such issuer, if a bank holding company, has less than 1,200 shareholders of record at the beginning of such fiscal year. We believe that it would be inconsistent to apply the lower shareholder threshold of Rule 12h-3(b)(1)(i) in this instance, merely because the Commission has not yet revised the shareholder threshold set forth therein to correspond with the increased threshold of Section 15(d) (1), and that there is no policy reason to do so. In fact, the Staff has, in certain instances, granted such relief to bank holding companies. *See, e.g.,* No-Action Letters issued with respect to North State Bancorp (September 27, 2012); AB&T Financial Corporation (July 27, 2012); First Citizens Bancshares, Inc. (September 26, 2012); and Touchmark Bancshares, Inc. (July 17, 2012).

However, Rule 12h-3(c) provides that an issuer may not suspend its obligation to file reports under Section 15(d) for a fiscal year in which a registration statement relating to that class of securities becomes effective or is required to be updated pursuant to Section 10(a)(3). As stated above, the Company's registration statement on Form S-8 was automatically updated under Section 10(a)(3) when the Company filed its Form 10-K for the year ended December 31, 2011. We believe that the Company should be able to rely on Rule 12h-3 to suspend its duty to file current and periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h3(c), because it is otherwise eligible. The stated purpose of Rule 12h-3(c) of providing current information to securities purchasers and the investing public is not at issue under these circumstances, and the benefits of continued reporting do not outweigh the burdens on the Company in making such filings.

The purpose of Rule 12h-3 is to permit an issuer to suspend its reporting obligations when its securities are held by a small number of persons and the burdens of continued reporting outweigh the benefits to the investing public. In the proposing release to revise Rule 12h-3(c) (Release No. 34-20263, available October 5, 1983) (the "1983 Release"), the Commission stated that the purpose of periodic reporting under Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in a registered offering, and for the public, where Section 13 of the Exchange Act would not otherwise apply. The 1983 Release also stated the Commission's belief that the investing public should have available complete information about an issuer's activities at least through the end of the year in which it conducts a registered offering, contemplating the situation in which registered securities are sold into the public markets in the year of registration. As noted above, the Company has sold no securities into the public markets in 2012, 2011, or 2010.

The Commission's Staff has previously indicated that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements which became effective in prior fiscal years, but which are required to be updated pursuant to Section 10(a)(3) of the Securities Act. See, e.g., Tix Corporation (available November 5, 2010).

In the 1983 Release, the Commission stated that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting might not always be commensurate with the burdens imposed on an issuer. Continuing the Company's periodic reporting requirement through fiscal year 2012 would impose a substantial financial burden on the Company. This is particularly the case in light of the relatively recent requirement for the Company to provide detailed tagging of financial statements in XBRL format. The Company estimates that costs associated with filing a Form 10-K for the year ending December 31, 2012, would exceed $10,000, including XBRL and filing costs, legal, accounting, and auditing, fees and expenses, and personnel time.

The financial, legal and administrative burden and the expenditure of time and effort by Company management are disproportionate to the benefits to be derived given the extremely limited trading activity in the Company's common stock. In 2012, there have been only three transactions in the stock known to the Company, involving shares representing approximately 0.30% of total outstanding shares. In 2011, there were four known transactions in the stock, involving shares representing 2.25% of total outstanding shares.

At June 30, 2012, there were 238,853 shares underlying granted stock options pursuant to the Plan, held by 34 persons. All option holders are current officers, employees, and/or directors of the Company. A total of 63% of outstanding stock options are held by directors and/or executive officers of the Company. All such options are currently set at exercise prices that are higher than the most recent known selling prices for the Company's common stock. As noted above, no options have been exercised in 2012, 2011, or 2010. Notwithstanding the termination of the Company's registration statement on Form S-8, the holders of options will not be disadvantaged by the absence of periodic reports filed under the Exchange Act because, as the Company's officers, employees and directors, they have access to information about the Company, and have the ability to ask questions of executive officers prior to making a decision to exercise any option. Additionally, both the Company and its subsidiary Alarion Bank are required to file quarterly and annual "call reports" providing financial information with the appropriate regulatory agencies, which reports are publicly available.

After the Company ceases to be a reporting company, the issuance of securities pursuant to the Plan will comply with Rule 701 under the Securities Act. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and contract relating to compensation by an issuer not subject to the reporting requirements of the Exchange Act. The Plan satisfies the eligibility requirements of Rule 701, and upon the cessation of the Company's reporting obligations under the Exchange Act, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act, as provided by Rule 701(g). The Company acknowledges and will advise all the participants in the Incentive Plan that the resale of securities acquired under the Incentive Plan may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act and will place a legend stating so any all stock certificates issued Pursuant to the Plan.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of the Company's common stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d).

Conclusion and Request for Relief

In light of the foregoing, we respectfully request, on behalf of the Company, that the Staff confirm that it concurs with the Company's view that despite the fact that the Company does not comply with the shareholder threshold set forth in Rule 12h-3(b)(1)(i) and would otherwise not be eligible to rely on Rule 12h-3(c) by virtue of the updating of the Company's registration statement on Form S-8 pursuant to Section 10(a)(3) in the current fiscal year, the Company would not be precluded from suspending its duty to file periodic and current reports under Rule 12h-3 under the Exchange Act for the current fiscal year. We request that the Staff indicate that it will not object if the Company stops filing periodic and current reports under the Exchange Act after: (i) the Company has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (ii) 90 days have lapsed from the Company's filing of the Form 15 to terminate the registration of its common stock November 27, 2012. Such Form 15 will contain an explanatory note indicating that the Company is relying on a no-action letter (if received) issued by the Staff addressing the Company's ability to rely on Rule 12h-3 to suspend its reporting obligations under Section 15(d) of the Exchange Act.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 to suspend its duty to file reports under Section 15(d) of the Exchange Act, which duty would otherwise automatically revive upon the termination of the Company's reporting obligations under Section 12(g), on November 27, 2012. Such Form 15 will indicate that the Company is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3.

In accordance with footnote 68 of Securities Act Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by email. If you have any questions or desire any clarification concerning the matters addressed in this letter, please do not hesitate to contact me at (850) 878-2411 or at richard.pearlman@arlaw.com. If the Commission's Staff disagrees with any of the views expressed above, we respectfully request an opportunity to discuss the matter with the Staff before it issues a written response to this letter.

Sincerely,

ADAMS AND REESE LLP

Richard Pearlman

cc: Matthew Ivers, Chief Financial Officer, Alarion Financial Services, Inc.